Exhibit 99.1
CHINA FINANCE ONLINE TO ACQUIRE HONG KONG SECURITIES BROKERAGE FIRM
BEIJING, September 14/Xinhua-PRNewswire/ — China Finance Online Co., Limited (Nasdaq: JRJC) (“CFO”), a leading Chinese online financial information, data, and analytics provider, today announced that it has entered into definitive agreements with the existing shareholders of Daily Growth Investment Company Limited (“Daily Growth Investment”), on September 7th, 2007 to acquire 85% equity interest in Daily Growth Investment, a licensed securities brokerage firm incorporated in Hong Kong with a history of over 35 years.
Under the definitive agreements, CFO will pay approximately US$3 million in exchange for 85% of the equity of Daily Growth Investment, and the exact payment will be determined on the basis of the net asset value as at the date of completion. CFO has the right to acquire the remaining 15% of equity of Daily Growth Investment within 5 years from the completion date.
The completion of this transaction is conditional upon (1) Daily Growth Investment remaining a licensed corporation to engage in securities brokerage activities up to the completion date; (2) Securities and Futures Commission (“SFC”) of Hong Kong approving CFO to become a substantial shareholder of Daily Growth Investment; and (3) other customary closing conditions. In addition, if the aggregate shares acquired by CFO upon the completion date are less than 75% of the entire issued share capital of Daily Growth Investment, CFO may unilaterally terminate the transaction. It is expected that the transaction will be completed by the end of 2007.
“Under the pilot program announced in August 2007, the Chinese government will allow individual investors to directly trade Hong Kong-listed securities by opening accounts at Bank of China’s branch in Tianjin, a northern city near Beijing, and the bank’s Hong Kong brokerage arm, BOCI Securities Ltd. We believe that this trial investment program may signal a new stage of financial liberalizing for local retail investors by allowing them to access Hong Kong-listed securities as well as access to other international stock markets in the long term. By acquiring and fully integrating Daily Growth Investment with our existing resources, particularly the vast investor base of our premium websites jrj.com and stockstar.com, our goal in the long run is to provide a diversified portfolio of brokerage and informational services to our users and improve the monetization rate of our website user base by capitalizing our users’ growing interest in investing in Hong Kong-listed securities, thereby transforming our current business model and significantly increase our stockholders values.” Mr. Zhiwei Zhao, CEO of China Finance Online, said.

“With over 35 years of history and highly respected reputation, Daily Growth Investment can add tremendous value to us as we continue to realize our full potential to become a leading financial services provider in greater China.”
About China Finance Online Co. Limited
China Finance Online Co. Limited specializes in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations concerning (i) the ability of the acquisition of Daily Growth Investment to strengthen our position in the industry, and provide opportunities to expand our subscriber base and develop database products; and (ii) our expectation about the Chinese government further opening up individual investors’ access to international stock markets, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in such forward-looking statements including failure of our products to gain further recognition in the marketplace, increased competition, our ability to consummate the acquisition transactions, the conditions to the completion of the acquisition transactions may not be satisfied or other regulatory approvals required for the transactions may not be obtained according to the terms expected or the anticipated schedule, the possibility that the parties may be unable to achieve all of the benefits of the business combination within the expected timeframe or at all or to successfully integrate Daily Growth Investment operations into ours, customer loss and business disruption (including difficulties in maintaining relationships with employees, customers, partners or suppliers) may be greater than expected following the transactions and the inability to retain certain key employees at Daily Growth Investment. Other potential risks and uncertainties include, but are not limited to, China Finance Online’s historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (+86-10) 5832-5288
Email: ir@jrj.com